May 13, 2019

Marie Tedesco
Chief Financial Officer
Beasley Broadcast Group Inc.
3033 Riviera Drive
Suite 200
Naples, Florida 34103

       Re: Beasley Broadcast Group Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed February 19, 2019
           File No. 000-29253

Dear Ms. Tedesco:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications
cc:    Caroline Beasley